February 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Pierce, Staff Attorney or Jan Woo, Legal Branch Chief

Re: MSP Recovery, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 8, 2023

File No. 333-269346

Dear Ms. Pierce:

We are submitting this letter on behalf of MSP Recovery, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated January 3, 2024 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-269346) submitted on December 8, 2023 (the “Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 2 to the Registration Statement on Form S-1 has been updated accordingly, and is being filed concurrently herewith.

Form S-1 filed December 8, 2023

Prospectus Summary

Recent Developments, page 8

1.
Please provide disclosure in your “Recent Developments” section regarding the SEC investigation that you discuss on pages 44 and 124.

In response to the Staff's comment, the Company has revised this disclosure on page 10 of the Registration Statement, to include disclosures relating to the ongoing SEC and Department of Justice investigations.

Risk Factors, page 15

2.
Please provide risk factor disclosure regarding the first priority lien on all sources of revenue of the company under the Virage MTA Amendment. Address the impact of the lien on your revenue and discuss the risks and uncertainties to your operations and shareholders.

In response to the Staff's comment, the Company has revised this disclosure on pages 29-30 of the Registration Statement, noting in the risk factor the first priority lien on all sources of revenue of the company pursuant to the Virage MTA Amendment, and the impact of said lien on our revenue and the risks and uncertainties to our operations and shareholders.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact Stephen Canner of Baker & McKenzie LLP at (212) 626-4884 or Jeremy Moore of Baker & McKenzie LLP at (713) 427-5000.

Sincerely,

/s/ Alexandra Plasencia

Name: Alexandra Plasencia

Title: General Counsel